The fund's investment strategy has been revised to as follows:

Short-Intermediate Fund invests primarily in short- and intermediate-term municipal securities. Its weighted average maturity normally ranges from two to five years and is not expected to exceed five years. Most investments are in investment-grade securities, which means their ratings are within the four highest credit categories (AAA, AA, A, BBB, or equivalent) as determined by a national rating organization or, if unrated, deemed to be of comparable quality by T. Rowe Price. The fund may invest up to 5% of total assets in below investment-grade securities with ratings of BB (or the T. Rowe Price equivalent).